838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-438 July 15, 2021

Platinum Group Metals Ltd. Reports Third Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") reports the Company's financial results for the nine months ended May 31, 2021 and provides a summary of recent events and outlook.  The Company is focussed on advancing the Waterberg Project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

A mining right for the Waterberg Project was granted by the South African Department of Mineral Resources and Energy ("DMRE") on January 28, 2021 and was notarially executed on April 13, 2021 (the "Waterberg Mining Right").  The Company's near-term objectives are to continue working closely with established local community leadership to maximize the value of the Waterberg Project for all stakeholders and to complete construction funding and concentrate offtake arrangements for the Waterberg Project.

The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") in collaboration with Anglo American Platinum Limited ("Anglo") and Florida International University ("FIU").  Lion was jointly formed in 2019 by Platinum Group and Anglo to accelerate the development of next-generation lithium battery technology using platinum and palladium. Work at Lion has focused on next generation lithium sulphur and lithium air battery chemistry. Recent results have been encouraging, including potential innovations that may apply broadly to current lithium-ion battery chemistries. Lion has now been granted three United States patents and continues research work and filing new patents to protect its discoveries and innovations.

For details of the condensed consolidated interim financial statements (the "Financial Statements") and Management's Discussion and Analysis for the nine months ended May 31, 2021 please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

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Recent Events

On April 13, 2021, representatives of the DMRE and Waterberg JV Co. completed a notarial execution of the Waterberg Mining Right.  The Waterberg Mining Right has now been filed for title registration.

On March 5, 2021, the Company received notice of an appeal to the decision by the DMRE granting the Waterberg Mining Right.  The notice was filed by a small group of four individual appellants from a local community.  Later in April the Company received notice of two similar appeals and in May received notice of an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of Environment, Forestry and Fisheries to dismiss an application for condonation for the late filing of an appeal against the Environmental Authorization granted for the Waterberg Mine on November 10, 2020.  The Company believes that all requirements specified under the MPRDA have been complied with and that the DMRE correctly granted the mining right. Counsel acting for Waterberg JV Co. has filed formal rebuttals to each action.  The Company continues to work in a climate of mutual respect with recognized municipal and local community leadership.

On February 5, 2021, the Company entered into an Equity Distribution Agreement with BMO Capital Markets Corp. ("BMO") to sell its common shares from time to time for up to $50.0 million in aggregate sales proceeds in "at-the-market" transactions.  At February 28, 2021, the Company had sold 1,631,224 common shares at an average price of $5.10 for gross proceeds of $8.33 million.  No offers or sales of common shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the Toronto Stock Exchange or other trading markets in Canada.

On January 28, 2021, the DMRE granted Waterberg JV Co. the Waterberg Mining Right.

On December 8, 2020, the Company closed a non-brokered private placement of 1,121,076 common shares at a price of $2.23 per share to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI") through its subsidiary Deepkloof Limited ("Deepkloof"), resulting in gross proceeds to the Company of $2.5 million and allowing HCI to maintain approximately a 31% interest in the Company as they held prior to the at-the-market offering completed by the Company on November 30, 2020, as described below.

On November 30, 2020, the Company completed sales of an "at-the-market" offering of common shares first announced on September 4, 2020.  The offering was completed pursuant to an Equity Distribution Agreement with BMO whereby Platinum Group sold 5,440,186 common shares in the capital of the Company at an average price of $2.21 for gross proceeds of US $12.0 million.  No offers or sales of common shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the Toronto Stock Exchange or other trading markets in Canada.

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Results For The Nine Months Ended May 31, 2021

During the nine months ended May 31, 2021, the Company incurred a net loss of $8.84 million (May 31, 2020 - net loss of $5.90 million).  General and administrative expenses during the period were $2.91 million (May 31, 2020 - $2.71 million).  Interest expense of $3.63 million was lower in the current period (May 31, 2020 - $4.01 million) due to reduced debt levels.  Gains on foreign exchange were $1.65 million (May 31, 2020 - $1.20 million loss) due to the US Dollar decreasing in value relative to the Canadian Dollar, which is the Company's functional currency.  Stock based compensation expense, a non-cash item, totalled $2.77 million (May 31, 2020 - $1.14 million), which rose due to an increase in the value of the Company's shares during the period.  Loss on fair value derivatives and other instruments, also a non-cash expense, was $0.61 million at May 31, 2021, versus a gain of $3.11 million in the nine months ended May 31, 2020, representing the largest period to period variance in the Company's third quarter results.  At May 31, 2021, finance income consisting of interest earned and property rental fees in the period amounted to $0.07 million (May 31, 2020 - $0.13 million).  Loss per share for the period amounted to $0.12 as compared to a loss of $0.10 per share for the nine months ended May 31, 2020.

Accounts receivable at May 31, 2021, totalled $0.25 million (August 31, 2020 - $0.22 million) while accounts payable and accrued liabilities amounted to $1.45 million (August 31, 2020 - $1.41 million).  Accounts receivable were comprised of mainly of amounts receivable for value added taxes repayable to the Company in South Africa. Accounts payable consisted primarily of Waterberg engineering fees, accrued professional fees and regular trade payables.

Total expenditures on the Waterberg Project, before partner reimbursements, for the nine-month period were approximately $1.95 million (May 31, 2020 - $2.12 million).  At May 31, 2021, $44.4 million in accumulated net costs had been capitalized to the Waterberg Project (May 31, 2020 - $34.0 million).  Total expenditures on the property since inception to May 31, 2021, are approximately $78.1 million.

For more information on mineral properties, see Note 3 of the Financial Statements.

Outlook

The Company's primary business objective is to advance the Waterberg Project to development and construction.  The Company continues to work closely with the DMRE, regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.

Detailed engineering for infrastructure and pre-construction readiness continues funded by Waterberg JV Resources Pty Ltd.  The Waterberg Project engineering team is converting details from a definitive feasibility study published in September 2019 ("Waterberg DFS") into a formal cost budget estimate, with a focus on critical path elements and the first two years of construction.  Roads, construction camp, power, water and project commencement are all being detailed and optimized.

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The next major milestones for the Company and the Waterberg Project include further detailed work with the host communities in the area of the mine, offtake arrangements and construction financing.  The Company is in discussions with several parties regarding the offtake of concentrate and detailed due diligence is underway with multiple parties for construction financing.  Technical reviews are well advanced and, in some cases, complete.

The markets for platinum and palladium continue to be strong and prices are well over the Waterberg DFS sensitivity analysis upside case.

The Company's battery technology initiative through Lion with Anglo represents a new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market utilizing palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue and initial technical milestones have been achieved. Technical results from Lion's research may have application to a majority of lithium ion battery chemistries and the scope of Lion's research work is being expanded.

The Company will continue to follow government health directives in the months ahead and will make the health and safety of employees a priority.  The Company plans to drive ahead with its core business objectives while carefully managing costs where possible.  The health and safety of employees remains a priority.

As well as the discussions within this press release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2020 annual Form 20-F, which was also filed as the Company's Annual Information Form in Canada.

Qualified Person

R. Michael Jones, P.Eng., the Company's President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and is responsible for preparing the scientific and technical information contained in this news release.  He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

CFO, Corporate Secretary and Director

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

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Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by governments create uncertainty and may have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.  On June 15, 2021, South Africa was moved to alert level 3 and later on June 28, 2021 to adjusted level 4, with the Delta variant fast becoming the dominant strain in the country.  In response to uncertainty caused by the COVID-19 pandemic, the Company has implemented additional testing and monitoring protocols for its work at the Waterberg Project site and elsewhere in South Africa.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the application for an order of the High Court and appeal of the mining right, the applicable procedures, timeline and potential results thereof, the development of the Waterberg project and the potential benefits and results thereof, the market for PGMs, the results of the Waterberg DFS, financing and mine development of the Waterberg Project including potential commercial alternatives for mine development financing and concentrate offtake, the Waterberg Project becoming one of the largest and potentially lowest cash cost underground platinum group metals mines globally, financing and mine development of the Waterberg Project, the appeals of the Waterberg Mining Right, work with local communities, the availability of constructing financing on terms acceptable to the Company, the outcome of the due diligence review for construction financing, the development of lithium sulphur and lithium air batteries and the potential benefits of utilizing palladium and platinum therein, the commercialization of lithium sulphur batteries, the application for patent rights with respect to the use of platinum group metals in lithium batteries, the ability of the Company to continue to provide funding for Lion, the cost and potential of platinum group metals in batteries, and Lion's development of next generation battery technology, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility" of which $11.3 million in principal is outstanding at May 31, 2021) is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.